Exhibit 99.1


                                               knowledge. judgement. EXPERIENCE.


W.P. STEWART
         & Co., Ltd.                                               PRESS RELEASE


Contact: Fred M. Ryan
telephone: 441-295-8585


                 W.P. Stewart & Co., Ltd. Reports Net Income For
                      First Quarter 2006 of $ 12.7 Million

            Diluted Earnings Per Share of $0.28 for the First Quarter


27 April, 2006
Hamilton, Bermuda

      W.P. Stewart & Co., Ltd. today reported net income of $12.7 million, or $0.28 per share (diluted) and $0.28 per share (basic), for the first quarter ended 31 March 2006. This compares with net income in the first quarter of the prior year of $12.8 million or $0.28 per share (diluted) and $0.28 per share (basic).

      Net income for the quarter ended 31 March 2006 of $12.7 million, adjusted for the add-back of $1.8 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $14.5 million, or $0.32 per share (diluted). In the same quarter of the prior year, cash earnings were $15.3 million (net income of $12.8 million adjusted for the add-back of $2.5 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.33 per share (diluted).

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823

      For the first quarter of 2006 there were 45,941,269 common shares outstanding on a weighted average diluted basis compared to 45,861,264 common shares outstanding for the first quarter of 2005 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the first quarter of 2006 was +1.5% pre-fee and +1.2% post-fee. This compares with +4.2% for the S&P 500.

      For the twelve month period ending 31 March 2006, performance in the Composite was +14%, pre-fee and +12.8%, post-fee. This compares with +11.7% for the S&P 500.

      In each of the one, three, five and ten-year periods ended 31 March 2006, performance of the W.P. Stewart U.S. Equity Composite has exceeded the performance of the S&P 500 on a pre-fee basis and for the one, five and ten year periods on a post-fee basis.

      Assets Under Management

      Assets under management (AUM) at quarter-end were approximately $9.4 billion, compared with approximately $9.5 billion at 31 December 2005, and approximately $8.9 billion at 31 March 2005.

      Total net flows of AUM for the quarter ended 31 March 2006 were approximately -$237 million, compared with total net flows of approximately -$232 million and approximately -$43 million in the fourth quarter and in the first quarter of 2005, respectively.

      In the quarter, net cash flows of existing accounts were approximately -$31 million, compared with approximately +$17 million and approximately +$31 million in the fourth quarter and in the first quarter of 2005, respectively.

      Net new flows (net contributions to our publicly-available funds and flows from new accounts minus closed accounts) were approximately -$206 million for the quarter compared to approximately -$249 million and approximately -$74 million in the fourth quarter and in the first quarter of 2005, respectively.

      Look-Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 30-year history, the growth in earning power behind clients' portfolios, as measured by earnings per share, has ranged from approximately 10% to 20%, annually.

      Currently the "look-through" earnings power behind our clients' portfolios remains solidly positive with portfolio earnings per share growth on a trailing four quarter basis having advanced at the high end of the historical range. The Company's research analysts expect "look-through" portfolio earnings growth to be within the 12-15% range over the next few years.

      Revenues and Profitability

      Revenues were $36.2 million for the quarter ended 31 March 2006, compared to $34.8 million for the same quarter 2005.

      The average gross management fee was 1.14%, annualized, for the quarter ended 31 March 2006, compared to 1.17%, annualized, for the same quarter of the prior year. Excluding performance fee based accounts, the average gross management fee was 1.27% for the quarter ended 31 March 2006, compared to 1.28%, annualized, for the same quarter of the prior year.

      Total  operating  expenses  increased   approximately  $600,000  to  $21.2
million, for the first quarter 2006, from $20.6 million in the same quarter of the prior year.

      During 2004, 2005 and through the first quarter of 2006, the Company issued restricted shares to various employees. The non-cash compensation expense related to these restricted share grants for the first quarter of 2006, which is included in "employee compensation and benefits", was approximately $280,000 after adjusting for a reversal of approximately $500,000 related to the forfeiture of previously issued restricted shares. We expect non-cash compensation expense related to these restricted share grants to be at least $6.7 million for 2006.

      Pre-tax income of $15.0 million was 41.4% of gross revenues for the quarter ended 31 March 2006 compared to $14.2 million or 40.9% of gross revenues in the comparable quarter of the prior year.

      The Company's provision for taxes for the quarter ended 31 March 2006 was $2.3 million versus $1.4 million in the comparable quarter of the prior year. The tax rate was 15.6% of income before taxes for the quarter ended 31 March 2006 compared to 10% in the quarter ended 31 March 2005. The increase in our tax rate relates to changes in the allocation of our portfolio management activities among various jurisdictions reflecting recent portfolio manager departures and other management changes. The proportion of our various activities based in high-tax jurisdictions has increased somewhat relative to the activity based in lower-tax jurisdictions. We are currently taking steps to restore our historical geographical mix.

      Other Events

      The Company paid a dividend of $0.30 per common share on 27 January 2006 to shareholders of record as of 13 January 2006, and will pay a dividend of $0.30 per common share on 28 April 2006 to shareholders of record as of 13 April 2006.

      Conference Call

      In conjunction with this first quarter 2006 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 27 April 2006. The conference call will commence promptly at 9:15am (EDT). Those who are interested in participating in the teleconference should dial 1-800-370-0898 (within the United States) or +973-409-9260 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply visit our website at www.wpstewart.com and click on the Investor Relations tab for a link to the webcast.

      The teleconference will be available for replay from Thursday, 27 April 2006 at 12:00 noon (EDT) through Friday, 28 April 2006 at 5:00 p.m. (EDT). To access the replay, please dial 1-877-519-4471 (within the United States) or +973-341-3080 (outside the United States). The PIN number for accessing this replay is 7280245.

      You will be able to access a replay of the Internet broadcast through Thursday, 4 May 2006, on the Company's website at http://www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                  For the Three Months Ended                      % Change From
                                         ---------------------------------------------   -------------------------------
                                         Mar. 31, 2006   Dec. 31, 2005   Mar. 31, 2005   Dec. 31, 2005    Mar. 31, 2005
                                         -------------   -------------   -------------   --------------   --------------
Revenue:
  Fees                                   $  27,187,308   $  34,339,458   $  27,235,901          -20.83%           -0.18%
  Commissions                                8,260,794      10,087,334       7,189,398          -18.11%           14.90%
  Interest and other                           798,077       1,035,520         408,497          -22.93%           95.37%
                                         -------------   -------------   -------------   --------------   --------------

                                            36,246,179      45,462,312      34,833,796          -20.27%            4.05%
                                         -------------   -------------   -------------   --------------   --------------

Expenses:
  Employee compensation and benefits         7,738,837      12,575,819       7,227,596          -38.46%            7.07%
  Fees paid out                              2,174,908       2,973,947       1,887,350          -26.87%           15.24%
  Commissions, clearance and trading         1,642,079       2,103,729       1,486,802          -21.94%           10.44%
  Research and  administration               3,629,544       3,517,898       3,736,034            3.17%           -2.85%
  Marketing                                  1,711,094       1,600,230       1,539,959            6.93%           11.11%
  Depreciation and amortization              1,575,794       2,051,310       2,043,389          -23.18%          -22.88%
  Impairment of intangible asset                    --      12,452,978              --         -100.00%            0.00%
  Other operating                            2,762,137       2,545,850       2,678,969            8.50%            3.10%
                                         -------------   -------------   -------------   --------------   --------------
                                            21,234,393      39,821,761      20,600,099          -46.68%            3.08%
                                         -------------   -------------   -------------   --------------   --------------

Income before taxes                         15,011,786       5,640,551      14,233,697          166.14%            5.47%

Provision for taxes                          2,347,675       2,868,987       1,423,370          -18.17%           64.94%
                                         -------------   -------------   -------------   --------------   --------------

Net income                               $  12,664,111   $   2,771,564   $  12,810,327          356.93%           -1.14%
                                         =============   =============   =============   ==============   ==============
Earnings per share:

Basic earnings per share                 $        0.28   $        0.06   $        0.28          366.67%            0.00%
                                         =============   =============   =============   ==============   ==============

Diluted earnings per share               $        0.28   $        0.06   $        0.28          366.67%            0.00%
                                         =============   =============   =============   ==============   ==============

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                         (in millions)
                                                         -------------

                                                  For the Three Months Ended
                                         ----------------------------------------------
                                         Mar. 31, 2006   Dec. 31, 2005   Mar. 31, 2005
                                         --------------  --------------  --------------
Existing Accounts:
  Contributions                          $         329   $         260   $         312
  Withdrawals                                     (360)           (243)           (281)
                                         --------------  --------------  --------------
Net Flows of Existing Accounts                     (31)             17              31
                                         --------------  --------------  --------------
Publicly Available Funds:
  Contributions                                     34              85              54
  Withdrawals                                      (69)            (38)            (75)
Direct Accounts Opened                              57             114              71
Direct Accounts Closed                            (228)           (410)           (124)
                                         --------------  --------------  --------------
Net New Flows                                     (206)           (249)            (74)
                                         --------------  --------------  --------------

Net Flows of Assets Under Management     $        (237)  $        (232)  $         (43)
                                         ==============  ==============  ==============

* The table above sets forth the total net flows of assets under management for the three months ended March 31, 2006, December 31, 2005 and March 31, 2005, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.